Filed by CatchMark Timber Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CatchMark Timber Trust, Inc.

Commission File No. 001-36239

Date: May 31, 2022

On May 31, 2022, CatchMark Timber Trust, Inc. and PotlatchDeltic Corporation held a joint investor call to discuss their previously announced transaction. A copy of the transcript for the call is set forth below.

PotlatchDeltic & CatchMark

Investor Conference Call

May 31, 2022

Operator:

Good morning. My name is Rob and I'll be your conference operator today. At this time, I'd like to welcome everyone to the joint PotlatchDeltic and CatchMark Investor Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session. [Operator Instructions] Thank you.

I would now like to turn the call over to Mr. Jerry Richards, Vice President and Chief Financial Officer of PotlatchDeltic, for opening remarks. Sir, you may proceed.

Jerald W. Richards

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Thank you, Rob. Before we start the call, I want to remind everyone that this call will contain forward-looking statements. Please review the warning statements in our press release, on the presentation slides, and in our filings with the SEC concerning the risks associated with these forward-looking statements.

I'd like to welcome you to the joint PotlatchDeltic and CatchMark Investor Call and Webcast. With me in the room are Eric Cremers, President and Chief Executive Officer of PotlatchDeltic; and Brian Davis, President and Chief Executive Officer of CatchMark. \

This morning, PotlatchDeltic and CatchMark issued a joint press release announcing a business combination to further enhance our position as a leading timberland REIT and lumber manufacturer. We're excited to discuss the strategic and financial rationale bringing these two great companies together.

I'll now hand the call over to Eric to discuss the merger.

Eric J. Cremers

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Thank you, Jerry. Good morning and thank you for joining our call on short notice. I'm excited to be in Atlanta, Georgia, this morning with Brian Davis to announce the merger of two great companies with a considerable history of timberland ownership. This combination will further diversify PotlatchDeltic, as we will own nearly 2.2 million acres of timberland across eight states. Importantly, approximately 70% of our timberland ownership will be in highly productive and strengthening southern markets. CatchMark operates in some of the strongest markets in the US South with a deep base of well-capitalized mill customers. We'll also continue to produce about 1.1 billion board feet of lumber annually, along with 150 million square feet of industrial-grade plywood in our Wood Products business. Upon completing the merger, we will still be the timber REIT with the most leverage to lumber prices and we will continue to enjoy the upside from strong US housing fundamentals.

In addition, the combination will result in a diverse real estate portfolio with CatchMark's timberlands located close to large population centers. We plan to leverage our rural land sales expertise and strategy, along with the CatchMark team's local market knowledge to maximize rural real estate sales opportunities. Increasingly, we are seeing interest in natural climate solution projects such as the attractive solar transaction we closed in the first quarter.

The company will be headquartered in Spokane, Washington, and I will continue to serve as President and CEO, and Mike Covey will also remain Chairperson. We plan to maintain a regional office here in Atlanta.

There are three major benefits to the combination of the companies that will provide meaningful CAD synergies going forward. First, there is an opportunity to reduce the cost of managing CatchMark's timberlands by insourcing those activities and managing them under the successful PotlatchDeltic model. Second, there is also an opportunity to reduce corporate overhead, which is currently required to run two separate standalone public companies. Third, we plan to use a portion of our existing interest rate swaps to refinance CatchMark's debt at lower rates.

There are series of slides accompanying this presentation, which provide more detail about the merger and outline the benefits. Let me offer some background on how we got here, and then Brian will provide some comments on why he and the CatchMark board feel this is the right combination for their organization. We approached CatchMark about combining our company several months ago. We had many discussions with Brian and his team to explore the merits of a merger, and we're pleased to have reached an agreement that benefits both companies.

Under the terms of the transaction, CatchMark stockholders will receive 0.23 shares of PotlatchDeltic stock for each CatchMark share. This values the company at approximately $919 million based on PotlatchDeltic's closing share price on May 27, 2022, including approximately $273 million of CatchMark net debt.

Importantly, this stock structure will provide stockholders of both companies with the opportunity to participate in the significant upside potential of this combination. We are confident that combining our complementary assets and operations will allow us to create stockholder value greater than what could be achieved by either company independently. The merger is expected to close in the second half of this year, subject to completion of customary closing conditions, including approval by CatchMark stockholders. We look forward to achieving the benefits of the combination.

Now, let me turn it over to Brian for some comments.

Brian M. Davis

President, Chief Executive Officer & Director, CatchMark Timber Trust, Inc.

Thank you, Eric. I agree with Eric's comments wholeheartedly. We at CatchMark are excited about combining the two companies and unlocking value for our stockholders. Over the last two years, we set out to simplify our business, reduce leverage, and position CatchMark for growth. We also developed a comprehensive plan to maximize value for our stockholders on a standalone basis. Our recent strong results highlighted those efforts.

We also conducted a robust and competitive exploration process with several external parties, including PotlatchDeltic. Having considered all the options, the CatchMark board and I are convinced that combination with PotlatchDeltic is the best path forward for our stockholders.

I'm personally committed to work with Eric, the other senior executives and the board of directors, to ensure we successfully execute on the potential of the merger to unlock value and capture the significant benefits of the combined company.

Let me turn it back over to Eric for additional comments.

Eric J. Cremers

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Well, thank you, Brian. We very much look forward to working with you to make the combined company as one of the nation's leading timber REITs. We are confident about the financial underpinnings of this merger and its benefits for the stockholders, employees of both companies. Excluding onetime costs needed to achieve the synergies and a full synergy run rate, we expect cash available for distribution or CAD per share will be modestly accretive in the first full year after the merger closes.

As you can see on slide 12 in our materials, we've identified an estimated $16 million of synergies that will lead to an increase in CAD. We are confident in our ability to attain these synergies, especially with Brian's knowledge and help. We will issue approximately 11.5 million shares of PotlatchDeltic stock to CatchMark stockholders to consummate the merger. Once the merger is complete, CatchMark stockholders will see their dividend increase approximately 35% when you adjust PotlatchDeltic's current regular dividend for the exchange ratio. The addition of CatchMark's cash flows and the CAD synergies provide strong coverage for attractive and growing dividend. Also, continued strong lumber prices mean there is a high potential that we will pay a special dividend in 2022.

Before opening it up to questions, let me say again how excited we are to be combining two great companies that will offer investors more scale and liquidity, a larger geographic footprint, more market diversity, and a sustainable long-term value. For the employees of each company, there will be more opportunities for growth and advancement. We are also pleased to continue a strong presence in Atlanta and throughout the rural communities where both companies operate. We continue to have strong earnings from our core businesses here in the second quarter and we expect to report another excellent quarter on our earnings conference call in July.

Rob, we'll now turn the call over for questions.

QUESTION AND ANSWER SECTION

Operator:

[Operator Instructions] And your first question comes from the line of Mark Weintraub from Seaport Research Partners. Your line is open.

Mark Weintraub Q

Analyst, Seaport Research Partners

Thank you. Good morning. So first question, as we think about the targeted $55 million of EBITDA on a goforward basis, including the synergies, how much, if any, is related to non-timber harvest type of monies in that $55 million?

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Mark, this is Eric. It's typical of most timber REITs. It's roughly a one-third, two-third split, one-third kind of the real estate side and two-thirds the timber side. I see that in our business quite often. I see it in Rayonier's business quite often. That seems to be the typical split and it's no different here.

.

Mark Weintraub Q

Analyst, Seaport Research Partners

Okay. And when we look at the harvest rates for this year for CatchMark which they provided in their guidance, is that kind of the sustainable harvest level? And maybe more specifically, is the harvest levels in that $55 million, where is that kind of on a sustainable basis versus long-term, is it right at [ph] it, at low level (10:02), maybe if you could just talk a little bit about the harvest profile going forward?

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Yeah, Mark, it's a good question. So, CatchMark's guidance is 1.6 million tons to 1.8 million tons per year. So, we obtained their timber inventory detail as we were working through due diligence and we completed an in-depth harvest schedule analysis as part of our due diligence. We think their harvest volume going forward will be in this 1.6 million tons to 1.8 million tons about the next 10 years or so. And then it will drop just a little bit, maybe 100,000 tons or so for a few years, and then it'll come back a few years down the road after that. So, it'll be in that zip code. There will be a dip in about 10 years, but it's a very, very modest dip.

Mark Weintraub Q

Analyst, Seaport Research Partners

Okay. And you mentioned accretive on a CAD basis in the first year, to the extent you can provide more color on how you get to that, that'd be great. And also, you said that that sort of did not include onetime costs, if you could just sort of bracket the size of the onetime cash outflows in particular, that would be helpful.

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Yeah. So Mark, as we look at the pro forma going forward after synergies, CAD is around $42 million per year on average. And if I think about the incremental shares that we're going to be issuing in the merger, 11.5 million shares, I think about our current run rate on our dividend [ph] about 7.6% (11:28), that's about $20 million per year in increased dividend payments to the shares we'll be issuing to CatchMark stockholders. So, if our average is $42 million going forward and our extra dividend is $20 million, so there's a net $22 million that's accretive across all 81 million shares.

Mark Weintraub Q

Analyst, Seaport Research Partners

Yeah. Okay. So that's sort of like an EVA type calculation, just to clarify, as opposed to a per-share, is that the way to think of that?

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Yeah. Yeah.

Mark Weintraub Q

Analyst, Seaport Research Partners

Got it. Okay.

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

You asked a question about onetime cost. Jerry, do you want to [ph] take that one (12:00)?

Jerald W. Richards A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Yeah. You bet. So, good morning, Mark. In terms of onetime costs, the estimate is it's a range of somewhere between $25 million and $30 million. And that includes investment banking and adviser fees for both companies, change in control payments. It also is – has some offsets. When we think about refinancing CatchMark's debt, they have some interest rate swaps that are nicely in the money and they also have some patronages in form of equity that'll be refunded over time as well.

Mark Weintraub Q

Analyst, Seaport Research Partners

Okay. And is that – can you ballpark what those are? Is that relative to the $25 million, $30 million?

Jerald W. Richards A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Yeah. So, the interest rate swap, I think the last valuation I saw was the end of April, was about $12 million.

Mark Weintraub Q

Analyst, Seaport Research Partners

Okay.

Jerald W. Richards A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

And then patronages that would come back is in the $4 million to $5 million range.

Mark Weintraub Q

Analyst, Seaport Research Partners

Okay, great. And if I could sneak one last one in and then certainly hand over, but since you brought up, on the refinancing, could you kind of explain a little bit how you are going to use interest rate swaps and how that – how that's going to be to the benefit of shareholders?

Jerald W. Richards A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

You bet, Mark. So, if you recall, back in March of 2021, financial markets were dislocated. We did a large interest rate swap that essentially locked in a whole series of future refinances for us into January 2029 at just extraordinarily attractive levels, and we've had those swaps outstanding. And the value recently of the whole trade is between $90 million and $100 million that they're in the money. So, we have an opportunity here to pull a portion of the remaining swaps forward and actually apply those to the refinance of CatchMark's debt. And what that does at the end of the day is where you have – when I go get quotes from foreign credit system, I think about it net of patronage, to get a fixed rate loan is probably on a 10-year basis is probably around 4% or so, maybe a little higher. Using these swaps will allow us to refinance at like about 2.35% just to give you the latest quote. So not only reduce CatchMark's interest expense run rate, but also – we're also going to be able to refinance at well below market rates currently.

Mark Weintraub Q

Analyst, Seaport Research Partners

And so is that we're expecting. Eric had mentioned a $42 million CAD number when we were just having our quick conversation there, which is different obviously from the $55 million. Is that related to that – the difference between those two numbers, or is there something else going on?

Jerald W. Richards A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Yeah. Yeah. If I were to step back, Mark, make sure that we have all of the data points triangulated here, we have $16 million total of synergies, CAD synergies, about $13 million of that are cost synergies that Eric was touching on. So that's the SG&A reduction as well as timberland management. And then the $3 million would be roughly the interest savings here all-in and that gets you to $16 million total CAD synergies.

Mark Weintraub Q

Analyst, Seaport Research Partners

Okay, great. And I'm sorry, maybe I misheard, but had Eric mentioned a $42 million annual CAD number and maybe the other, I guess, was an EBITDA number, how does that triangulate with the $55 million number?

Jerald W. Richards A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Yeah. So, if I understand your question, Mark, so, we – obviously, there's some CapEx, [ph] the re-force (15:20) that will be a deduct....

Mark Weintraub Q

Analyst, Seaport Research Partners

Got it.

Jerald W. Richards A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

...also [indiscernible] (15:23) interest expense. And so, there are some moving parts. But you think about it, EBITDA is $55 million on average for the first five years. CAD $42 million, maybe $44 million, somewhere in that range on average for the first five years. And if you want to go through the details, I'd be happy to walk through that with you after the call.

Mark Weintraub Q

Analyst, Seaport Research Partners

Sure. Appreciate it. So, it would be EBITDA and CAD. Got it. Thanks so much.

Jerald W. Richards A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Yeah. Yeah. Thanks.

Operator:

Your next question comes from the line of Kurt Yinger from D.A. Davidson. Your line is open.

Kurt Yinger Q

Analyst, D.A. Davidson & Co.

Great. Thank you. And good morning, everyone.

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Good morning.

Kurt Yinger Q

Analyst, D.A. Davidson & Co.

I just wanted to start out on the decision to fund the deal with stock. I mean, it looks like from the liquidity perspective, you would have been able to fund that equity portion with cash. Maybe you could just talk about the thought process around that decision.

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Well, we probably could have found a way, Kurt, to finance it with stock. But the CatchMark shareholders, number one, they want to participate in the upside from this merger. Number two, it's great when you can use equity to finance a deal, it strengthens the balance sheet going forward. We've still got the best balance sheet in the industry that leaves us with a lot of dry powder to do more interesting things. And that was just – it was just the right capital allocation decision.

Jerald W. Richards A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Yeah. I'll jump in, Kurt, and just add a couple of comments as well. Certainly, we have – cash continues to build. I mean, we were at $471 million on the balance sheet at the end of last quarter. And no surprise with where lumber prices have been, the cash has continued to accumulate. I mean, certainly one of the things we thought about are other opportunities to use that cash, and we have a line of sight or we have expectation that there's some really interesting other opportunities which we look forward to – down the road to share more about those.

Kurt Yinger Q

Analyst, D.A. Davidson & Co.

Okay. All right. That's helpful.

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

And we also – hey, Kurt, before we move on, just one last thing.

Kurt Yinger Q

Analyst, D.A. Davidson & Co.

Yeah.

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

We get asked questions all the time about why aren't you guys buying back stock? And the way we answer the question is, we're opportunistic share re-purchasers. We wait for there to be a dislocation in our stock and then that's when we're going to step in and buy it. And when you have that approach, you need to make sure you've got flexibility with your balance sheet to be able to step in and do that. So, we've got – who knows a $100 million maybe more on our balance sheet just kind of set aside looking for an opportunity. I don't want the stock to go down obviously, but if it does go down, we've got the firepower to step in and do something meaningful.

Kurt Yinger Q

Analyst, D.A. Davidson & Co.

Right. Okay. That makes sense. And then just on, I guess, the diversification of your Southern Timberlands footprint with CatchMark. I mean, can you just talk a little bit about the long-term benefits or opportunities around that? I mean, previously, right, you guys were heavily concentrated in Arkansas. It looks like you'll add a couple of states and couple of new geographies. How do you think about the benefits of that longer-term?

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Well, it was an interesting opportunity, a very unique opportunity for us to move eastward from where we were in Arkansas, Alabama and Mississippi. And we'd hear about deals all the time that were over in the Atlantic Seaboard area and we could – they're all typically pretty small. We have no operational horsepower over in those markets, as you know. So, we could never figure out a way to grow the company over into those areas. Well, CatchMark provided us with that opportunity. Number one, it's scale. It's a company with 350,000 acres. So, it's not a small bolt-on deal. We could never justify doing a small bolt-on deal that far from where our human resources were located. It's also phenomenal. Timberlands, when you step back and you look at it, their average site index is 75. That compares to 66 for us in Arkansas, and 66 is a good strong number, of course, but 75 is off the charts strong. They've got 20% of their plantations are currently mature, which means, great stocking levels and solid cash flow for the next eight to 10 years. They operate in some of the best markets in the US South. If you look at – we've got a pricing chart in our investor materials, and if you look at the pulpwood prices that they get over $15 a ton, we're getting $4 a ton or $5 a ton over in Arkansas. So just phenomenal, phenomenal pricing. So in addition to picking up some great assets and their people going forward just in – just so many different ways, it was a synergistic combination. I really couldn't be happier.

Kurt Yinger Q

Analyst, D.A. Davidson & Co.

Got it. Okay. That's helpful. Thanks, Eric. And then just my last one. As part of the Deltic merger, there were quite a bit of synergy and value capture opportunities kind of above and beyond those originally outlined. Obviously, the earliest of days here, but as you look at CatchMark and the combined business, are there any areas where you think there could be kind of upside to what you've laid out or I guess areas where you weren't necessarily confident putting in the synergy numbers, but you think there is potential for further upside down the road?

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Yeah. I would say potentially on the real estate side, if you look at our history of doing large real estate deals over in Arkansas, we've done a number of them, whether they're conservation deals around Lake Maumelle or the solar power deal that we just got done completing here in the first quarter, we've got a history of putting up big real estate transactions at incredible prices. So that might be one area where we might dig a little deeper as we get into the real estate side of CatchMark.

We really didn't put in any synergies for real estate here. Frankly, we didn't for Deltic either. And we were very pleasantly surprised as Deltic unfolded. And yeah, you're correct; we did outpace our synergy targets with Deltic. I would say that our synergies here, they're more predictable than they were with Deltic. And I'd say there's probably less upside than there was with Deltic, but that doesn't mean that we can't exceed our pro forma, and my confidence level is far greater here with these CatchMark synergies than the synergies that we had identified with Deltic, for example. So, there's sort of puts and takes, so maybe less upside here, but there's more certainty here too.

Kurt Yinger Q

Analyst, D.A. Davidson & Co.

Got it. Okay. Well, thanks for all the color and I'll turn it over.

Operator:

Your next question comes from the line of Ketan Mamtora from BMO Capital Markets. Your line is open.

Ketan Mamtora Q

Analyst, BMO Capital Markets Corp.

Good morning and congrats on the transaction. First question, I was just curious, within the $55 million EBITDA number, have you all contemplated any price increases, particularly on Southern Timber, or is that based on current price levels?

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Now, Ketan, in our pro forma, we've got very modest price increases going forward. There's been a huge bounce here over the last year or so. And we model only very modest increases going forward. So, not much from pricing.

Ketan Mamtora Q

Analyst, BMO Capital Markets Corp.

Got it. Okay. And then, Eric, can you touch a little more on some of the real estate opportunity. As you'll see, you talked about kind of synergy, but just in terms of kind of ability with sort of the real interest that we've seen over the last 12 to 18 months, what kind of opportunity there is on the real estate side?

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Well, I think, historically, our – like I just got done mentioning, we've got a track record of doing large transactions, real estate transactions. That solar deal we did in the first quarter was a great one. And if you look at the conservation deals that we've done over the years, we have the ability – our real estate team has the ability to find and bring to fruition these larger, higher priced transactions. So, I think I'll ask Brian to...

Brian M. Davis A

President, Chief Executive Officer & Director, CatchMark Timber Trust, Inc.

Yeah, certainly.

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

...he knows the plan better than us, so.

Brian M. Davis A

President, Chief Executive Officer & Director, CatchMark Timber Trust, Inc.

Yeah, certainly. Thanks, Eric. It's Brian. So from our standpoint, you take a look at Georgia and South Carolina, and you have a strong influx associated with population growth in these marketplaces. As a result of that, with the additional scale that Potlatch brings us is an opportunity to really unlock value that we didn't have before. But the demand fundamentals are very, very strong from even from a reverse inquiry standpoint. And so, the combination of the two companies really gives us the opportunity to leverage that aspect to really take on the larger types of transactions that Eric's talking about.

As CatchMark on a standalone company, we're really restricted by some kind of internal governors of doing 2% to 2.5% of our free acreage on a per-year basis to maintain that 1.6 million tons to 1.8 million tons per year on what we were looking at. So by the additional scale allows us, given the types of numbers that we're seeing especially in reverse inquiry, to really unlock that real estate value.

Ketan Mamtora Q

Analyst, BMO Capital Markets Corp.

Got it. That's helpful. And then just one last question from my side, does this kind of merger open up more opportunity on the lumber side, on the sawmill side with the markets that you are getting in?

Eric J. Cremers

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Oh, absolutely, Ketan. We would never go acquire, I shouldn't say never, but it'd be hard pressed to go acquire a sawmill that wasn't near an existing operating area for us. We love the integrated nature of our business today. There's lots of value in having an integrated model, it is in both Timberlands and converting. We'd be really hard pressed to pick up a sawmill in Georgia, South Carolina, over that area. But now with CatchMark with our Timberlands in the area, we absolutely would pursue a sawmill that's in those operating areas. We love wood products.

Ketan Mamtora Q

Analyst, BMO Capital Markets Corp.

Understood. That's very helpful. Good luck with the integration. I'll turn it over.

Eric J. Cremers A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Thanks.

Operator:

[Operator Instructions] Your next question comes from the line of John Babcock from Bank of America. Your line is open.

John P. Babcock           Q

Analyst, BofA Securities, Inc.

Hey. Good morning and thanks for taking my questions. I guess just I'll start out as one if you could talk about whether or not there's any sort of a step-up associated with this transaction?

Jerald W. Richards           A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Yeah, John, I presume you're talking about purchase accounting. So, there's absolutely a step-up. So, CatchMark is carrying their Timberlands which is the primary asset at historical cost and we'll go through a process just like we did with Deltic, where we take the purchase price at the time the merger closes and we'll spread that across the assets. But I would expect most of that value will be ascribed to the Timberlands as part of that purchase accounting process.

John P. Babcock           Q

Analyst, BofA Securities, Inc.

Okay. Is there – can you provide an initial estimate or is it too early to tell at this point?

Jerald W. Richards           A

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Yeah. I mean, when you look at the enterprise value here of $919 million based on the closed price on Friday, I would say probably somewhere in the zip code of maybe $900 million of that gets allocated to Timberlands. And again, that's very preliminary. We haven't gone through a formal analysis at this point.

John P. Babcock           Q

Analyst, BofA Securities, Inc.

Okay. Thank you. And then next question, I was just wondering how are you thinking about opportunities associated with the CatchMark business from carbon sequestration and also the non-timber side?

Eric J. Cremers           A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Well. So on the carbon sequestration side, I would imagine CatchMark just like us. We've probably looked at kind of these carbon pricing opportunities that are out there and they're just relatively small compared to what the timber is worth in a growing state harvested and sold to a pulp mill or a sawmill. Given that their markets are stronger than our markets over in Arkansas, Alabama, Mississippi, if we could make it work over there, I don't think CatchMark is going to be able to make it work in their areas either. Now, I will say that from this – these other markets that are starting to open up like solar energy, they've got a number of deals that are in the hopper just like we do. And we will be working closely with the CatchMark team to get those across the goal line. That's where the real opportunity is right now.

John P. Babcock           Q

Analyst, BofA Securities, Inc.

Got you. Thank you. And then, how similar are the silviculture practices between the two? How much opportunity is there on that front to leverage the knowledge that one firm has that might – maybe the other side doesn't, anything to add there?

Eric J. Cremers           A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Well, CatchMark outsourced a lot of their timber management which made sense when you're a smaller company, just simply couldn't afford all of the overhead. But combining with us, we have that expertise in-house. We'll probably – we will implement our silviculture practices, will probably have a more aggressive fitting regime than that they've had, which is going to give us a higher mix of saw logs. We might use a higher mix of improved seedlings than they've been using, they're a little bit more expensive, but down the road it tends to pay benefits. And all told, they were using really good consultants to manage their timberland. They're reputable firms for sure. But we'll still be able to, I don't know, find, create $3 million, $4 million a year of cost savings by bringing that work in-house. But there will be some modest changes to their silviculture plans.

John P. Babcock           Q

Analyst, BofA Securities, Inc.

And I assume that $3 million to $4 million is included within that synergy target?

Eric J. Cremers           A

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Yes. Yeah, that's correct. Yeah.

John P. Babcock           Q

Analyst, BofA Securities, Inc.

Okay. Bye-bye. Thanks for all the detail.

Operator:

At this time, I'm showing there are no more questions. I'll now turn the call back over to Jerry Richards.

Jerald W. Richards

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Thank you, Rob. And thank you everyone else again for joining the call on such short notice. We are very excited about this combination and we will provide updates as the work progresses.

Eric J. Cremers

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Thank you.

Operator:

This concludes today's conference call. Thank you for your participation. You may now disconnect.

Important Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic Corporation (“PotlatchDeltic) and CatchMark Timber Trust, Inc. (“CatchMark”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that constitutes a prospectus of PotlatchDeltic and will also include a proxy statement of CatchMark. After the Registration Statement has been declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available. Investors will be able to obtain free copies of the proxy statement/prospectus, when it is filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference), for documents filed with the SEC by PotlatchDeltic, or on CatchMark’s website at www.catchmark.com (which website is not incorporated herein by reference), for documents filed with the SEC by CatchMark.

Participants in the Solicitation

PotlatchDeltic and CatchMark and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the merger transaction. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. Certain information about the directors and executive officers of CatchMark is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 3, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 15, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic and CatchMark using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express PotlatchDeltic’s, CatchMark’s or their respective management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of CatchMark’s stockholders to approve the merger transaction; disruption to PotlatchDeltic’s or CatchMark’s business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed merger transaction, and to identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the definitive agreement relating to the proposed merger transaction; and other factors described in PotlatchDeltic’s and CatchMark’s reports filed with the SEC, including their respective annual reports for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic and CatchMark disclaim any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.